Northbrook Life Insurance Company
                                3100 Sanders Road
                           Northbrook, Illinois 60062
                               Phone: 847-402-2400

                                January 10, 2000

VIA EDGAR


Ann Vlcek, Esq.
Office of Insurance Products
Room 5130, Mail Stop 5-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Northbrook Variable Annuity Account II ("Registrant") Post-Effective Amendment No. 22 to Form N-4 Registration Statement under the Securities Act of 1933, as amended, and Post-Effective Amendment No. 23 under the Investment Company Act of 1940 (File No. 033-35412 and File No. 811-6116) CIK No. 0000864922

Dear Ms. Vlcek:

On behalf of the Registrant and pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended ("1933 Act"), I hereby request withdrawal of the Registrant's Form N-4 as filed with the Securities and Exchange Commission ("Commission") on November 12, 1999. We are requesting withdrawal because the Registrant subsequently filed the Prospectus and Statement of Additional Information contained in post-effective amendment number 22 in an initial Registration Statement, filed on December 30, 1999 (1933 Act file number 333-93871), pursuant to the request of the Commission's Staff.

For ease of reference, additional information regarding the Registrant's November 12, 1999 Form N-4 filing is set forth below:

Filing date:               12 November 1999
Received date:             12 November 1999
Accepted date:             12 November 1999
No. of Documents:          8
Test Filing:               No
Confirming Copy:           No
Accession Number:          0000945094-99-000305

For the foregoing reasons, I submit that withdrawal of the Registrant's November 12, 1999 Form N-4 filing would be consistent with the public interest and the protection of investors, and respectfully request that the Commission grant this request for withdrawal. The cooperation of the Commission's Staff is greatly appreciated in this matter.

Sincerely,


/s/ BRUCE A. TEICHNER
---------------------
Bruce A. Teichner
Associate Counsel